FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the FOURTH QUARTER 2003 - ended December 31, 2003

ALGOMA STEEL INC. (Registrant’s name)

105 West Street Sault Ste. Marie Ontario, Canada P6A 7B4 (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F |_| Form 40-F |X|

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes |_| No |X|

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2004

ALGOMA STEEL INC. (Registrant)

By:	“Glen Manchester” Glen Manchester Vice President - Finance and Chief Financial Officer

ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) For the period ended December 31, 2003 Millions of Canadian Dollars

1.	Reconciliation of net income (loss) between Canadian and United States GAAP:

	Three Months Ended Dec 31 2003	Twelve Months Ended Dec 31 2003	Three Months Ended Dec 31 2002	Eleven Months Ended Dec 31 2002	One Month Ended Jan. 31 2002
			Restated	Restated	Pre-reorganization
Net income (loss) under Canadian GAAP	$ 10.1	$ 8.4	$ (4.1)	$ 16.5	$ (26.1)
Accretion of equity component of convertible debt (a)	(0.1)	(0.5)	(0.1)	(0.6)	-
Foreign exchange adjustments related to equity
component of convertible long-term debt	0.2	1.0	-	0.1	-
Reorganization and fresh start adjustments [restated (b)]	-	-	-	-	441.0

Net income (loss) under U.S. GAAP	10.2	8.9	(4.2)	16.0	414.9
Change in fair value of swap contracts (d)	4.4	4.4	-	-	-
Additional minimum pension liability (c)	(47.7)	(47.7)	(4.6)	(4.6)	-

Comprehensive income (loss) under U.S. GAAP	$(33.1)	$(34.4)	$ (8.8)	$ 11.4	$ 414.9

Income (loss) per share under U.S. GAAP:
Basic	$ 0.42	$ 0.37	$(0.18)	$ 0.72	$ 7.74

Diluted	$ 0.33	$ 0.27	$(0.18)	$ 0.56	$ 7.74

Comprehensive income (loss) per share under U.S. GAAP:
Basic	$(1.37)	$(1.43)	$(0.37)	$ 0.51	$ 7.74

Diluted	$(1.37)	$(1.43)	$(0.37)	$ 0.41	7.74

(a)	Under Canadian GAAP, the discounted value of the 1% convertible Notes is segregated into a debt and equity component with the accretion of the equity component being charged directly to retained earnings. Under U.S. GAAP, the discounted value of the 1% convertible Notes would be presented entirely as long-term debt with accretion being charged to income as interest on long-term debt. Under U.S. GAAP the value ascribed to the holder conversion option is reclassified within shareholders’ equity to contributed surplus.

(b)	Under Canadian GAAP, adjustments to the reported amounts of assets and liabilities resulting from reorganization and the application of fresh start accounting are charged to shareholders’ equity. Under U.S. GAAP, these amounts are charged to net income in the period prior to the application of fresh start accounting.

(c)	Under U.S. GAAP, an additional minimum pension liability is reported when the accrued benefit liability in the consolidated balance sheet is less than the plan deficit represented by the excess of the accumulated benefit obligation over the market value of the plan assets. An intangible asset is recorded up to the amount of any unrecognized past service costs with any remaining amount being charged to comprehensive income.

(d)	Under U.S. GAAP, the change in the fair value of a derivative in a cash flow hedging relationship is recorded in comprehensive income.

ALGOMA STEEL INC.
SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) For the period ended December 31, 2003 Millions of Canadian Dollars

1.	Reconciliation of net income (loss) between Canadian and United States GAAP:

2.	Changes to the consolidated balance sheets under U.S. GAAP are:

	Dec. 31 2003	Dec. 31 2002
(i) Swap asset
Balance under Canadian GAAP	$ -	$ -
Fair value of swap contracts	4.4	-

Balance under U.S. GAAP	$ 4.4	$ -

(ii) Long-term pension liability and post-employment benefit obligation
Balance under Canadian GAAP	$ 314.8	$ 311.2
Additional minimum pension liability	52.3	4.6

Balance under U.S. GAAP	$ 367.1	$ 315.8

(iii) Long-term debt
Balance under Canadian GAAP	$ 164.4	$ 200.6
Equity component of convertible long-term debt	6.2	5.7
Foreign exchange adjustment on equity component of convertible long-term debt	(1.2)	(0.1)

Balance under U.S. GAAP	$ 169.4	$ 206.2

(iv) Shareholders’ equity
(a) Capital stock
Balance under Canadian GAAP	$ 214.8	$ 214.1
Ascribed value of holders option credited on conversion of long-term debt	(8.7)	(8.4)
Foreign exchange adjustment of equity component on conversion	(0.1)	(0.1)

Balance under U.S. GAAP	$ 206.0	$ 205.6

(b) Convertible long-term debt
Balance under Canadian GAAP	$ 19.5	$ 19.3
Reclassify equity component to long-term debt	(6.2)	(5.7)
Reclassify ascribed value of holders conversion option to contributed surplus	(13.3)	(13.6)

Balance under U.S. GAAP	$ -	$ -

(c) Contributed surplus
Balance under Canadian GAAP	$ 112.1	$ 95.6
Ascribed value of holders conversion option on reorganization	22.0	22.0
Foreign exchange adjustment on convertible long-term debt	0.1	0.1

Balance under U.S. GAAP	$ 134.2	$ 117.7

(d) Retained earnings
Balance under Canadian GAAP	$ 23.7	$ 15.9
Foreign exchange adjustment on equity component of convertible long-term debt	1.2	0.1

Balance under U.S. GAAP	$ 24.9	$ 16.0

(e) Accumulated other comprehensive income (loss)
Balance under Canadian GAAP	$ -	$ -
Fair value of swap contracts	4.4	-
Additional minimum pension liability	(52.3)	(4.6)

Balance under U.S. GAAP	$(47.9)	$ (4.6)

ALGOMA STEEL INC.
SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) For the period ended December 31, 2003 Millions of Canadian Dollars

3.	The Corporation accounts for freight costs as a reduction of sales. Under U.S. GAAP these costs would be included as a component of cost of sales.

	Three Months Ended Dec. 31 2003	Twelve Months Ended Dec. 31 2003	Three Months Ended Dec. 31 2002	Eleven Months Ended Dec. 31 2002	One Month Ended Jan. 31 2002
					Pre-reorganization
Increase in sales and cost of sales related to
reclassifying freight costs under U.S. GAAP	$14.6	$58.3	$12.4	$48.7	$4.8

4.	The accounts receivable balance at December 31, 2003 includes a $2.2 million allowance for doubtful accounts (December 31, 2002 - $3.2 million).

5.	Approximately 98% of the Corporation’s employees are covered by collective bargaining agreements. The new collective bargaining agreements negotiated as part of the financial reorganization expire on July 31, 2004.

ALGOMA STEEL INC. 2003 FOURTH QUARTER REPORT TO SHAREHOLDERS (UNAUDITED)
for the period ended December 31, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with Management’s Discussion and Analysis section of the Company’s 2002 Annual Report and the interim financial statements and notes contained in this report. This discussion of the Company’s business may include forward-looking information with respect to the Company, including its business and operations and strategies, as well as financial performance and conditions. The use of forward-looking words such as, “may,” “will,” “expect” or similar variations generally identify such statements. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties including the factors discussed in the Management’s Discussion and Analysis section of the Company’s 2002 Annual Report.

Algoma Steel has restated its financial results for the nine months ended September 30, 2003 and the eleven months ended December 31, 2002. The restatement involves an increase to the tax provision in the amount of $26.0 million for the eleven months ended December 31, 2002 and $7.3 million for the nine months ended September 30, 2003, with an offsetting credit to contributed surplus. In accordance with generally accepted accounting principles, this change results from recognizing tax assets at the restructuring date as a direct credit to contributed surplus in shareholders’ equity rather than by flowing the benefit through the income statement. The restatement has no effect on income from operations, current or future cash flow, working capital or shareholders’ equity.

The effects of this restatement by quarter for the years 2002 and 2003 are as follows:

			Tax Provision		Net Income (Loss)
			As Reported	Restated	As Reported	Restated
			($ Millions)
2003	-	Q1	$ 0.6	$ 6.3	$ 12.5	$ 6.8
	-	Q2	0.6	3.5	6.7	3.8
	-	Q3	0.6	(0.7)	(13.6)	(12.3)
2002	-	2 Months Ended Mar. 31/02	0.4	0.4	(4.4)	(4.4)
	-	Q2	0.6	8.2	21.6	14.0
	-	Q3	0.6	18.2	28.6	11.0
	-	Q4	0.5	1.3	(3.3)	(4.1)

Financial and Operating Results

Net income for the three months ended December 31, 2003 was $10.1 million, an improvement of $14.2 million from a net loss of $4.1 million for the three months ended December 31, 2002. A 10.4% increase in shipments, lower operating costs and lower financial expenses more than offset significantly lower selling prices.

For the twelve months ended December 31, 2003, net income was $8.4 million, an improvement of $18.0 million from a net loss of $9.6 million for the same period in 2002. The improvement was mainly attributable to lower financial expense (foreign exchange gain) and a net loss of $26.1 million in the pre-reorganization period of January 2002, partially offset by lower selling prices. Administrative and selling expenses increased $6.6 million mainly due to expenditures for consulting fees in support of various improvement projects.

Revenue was $253.2 million for the three months ended December 31, 2003 with average revenue per ton of $494 compared with revenue of $273.2 million and average revenue per ton of $589 for the three months ended December 31, 2002. The decline in revenue per ton was due mainly to the significant strengthening of the Canadian dollar in 2003. Steel shipments improved by 10.4% to 512,000 tons in the fourth quarter compared to 464,000 tons for the three months ended December 31, 2002. Raw steel production was up 10.5% in the quarter versus the fourth quarter of 2002 largely due to the (planned maintenance) blast furnace outage experienced in the fourth quarter of 2002.

Algoma Steel Inc. 2003 Fourth Quarter Report	Page 2

Revenue for the fourth quarter increased by $13.4 million versus the three months ended September 30, 2003. Shipments were up 9,700 tons (2%) versus the third quarter and the average revenue per ton improved by $17. Steel prices hit their lowest level of the year in the third quarter and improved in the fourth quarter. This was despite a further strengthening of the Canadian dollar versus the U.S. dollar of 4.9% (average quarter over quarter). Higher production levels contributed to the increase in shipments over the previous quarter that had been adversely impacted by two power outages.

Revenue for the twelve months ended December 31, 2003 was $1.080 billion, a 3.0% decline from $1.115 billion realized in the comparable period of 2002. Average revenue per ton shipped of $498 compares with $522 per ton in the twelve months of 2002. Shipment levels were 2% higher in 2003 at 2.17 million tons compared with 2.14 million tons in 2002.

Cost of sales fell to $213.7 million for the three months ended December 31, 2003 from $245.6 million for the three months ended December 31, 2002, despite a 10.4% increase in shipments. Cost of sales per ton shipped for the quarter at $417 was down $112 from the same period last year. Several factors contributed to the significant improvement in the cost of sales per ton including lower raw material, fuel and utility costs, the absence of major maintenance expenditures associated with the blast furnace gunning of October 2002, lower employment costs, and the absence of several unfavourable year-end adjustments experienced in 2002.

For the twelve months ended December 31, 2003, cost of sales was $966.5 million or $445 per ton shipped as compared with $951.8 million or $446 per ton shipped in 2002. Unit operating costs were virtually unchanged as higher scrap, fuel and labour costs were offset by lower raw material costs due to the appreciation of the Canadian dollar and several unfavourable year-end adjustments experienced in 2002.

Cost of sales per ton shipped improved in the fourth quarter by $25 (6%) over the three months ended September 30, 2003. The improvement was mainly the result of higher production levels (up 9%) and lower raw material costs due to the stronger Canadian dollar.

EBITDA for the quarter of $28.9 million was $11.0 million higher than the $17.9 million realized in the fourth quarter of 2002, mainly the result of lower operating costs and higher shipments, offset in part by lower average revenue per ton. For the twelve months ended December 31, 2003, EBITDA was $67.5 million as compared with $123.8 million in 2002. The significant drop in EBITDA from 2002 was mainly the result of lower selling prices.

EBITDA was up $21.7 million versus the third quarter total of $7.2 million. Higher average selling prices, better product mix and lower operating costs all contributed to the improvement in EBITDA.

Operating income of $17.2 million was realized in the fourth quarter of 2003 as compared with operating income of $5.2 million in 2002. For the twelve months of 2003, operating income of $12.6 million was realized, down $53.3 million from the $65.9 million realized in the equivalent period of 2002.

Financial income for the three months ended December 31, 2003 was $1.9 million compared to $8.0 million of financial expense for the quarter ended December 31, 2002. Interest expense was $3.0 million lower in the quarter at $5.5 million versus the same period last year, the result of reduced borrowings under the revolving credit facility and lower borrowing rates. A $7.4 million foreign exchange gain was realized in the quarter as compared with a $0.5 million exchange gain for the same period in 2002.

Financial Resources and Liquidity

Cash provided by operating activities was $13.7 million for the three months ended December 31, 2003 compared with the use of $31.9 million of cash for the three months ended December 31, 2002. Cash provided by operating activities for the year ended December 31, 2003 was $153.4 million including an $86.7 million reduction in operating working capital due primarily to a $60.6 million reduction in inventories.

Capital expenditures for the three and twelve month periods ended December 31, 2003 were $9.4 million and $36.8 million, respectively. Expenditures in the corresponding periods of 2002 were $10.5 million and $25.9 million.

Algoma Steel Inc. 2003 Fourth Quarter Report	Page 3

Financing activity for the three months ended December 31, 2003 consisted of the payment of deferred interest on long-term debt of $16.4 million, a decrease in other long-term liabilities of $0.3 million and an increase in bank indebtedness of $12.4 million. Financing activities for the year ended December 31, 2003 included $29 million as repayment of the term loan, the payment of deferred interest on long-term debt of $16.4 million, an increase in other long-term liabilities of $1.6 million, financing expense of $4.6 million and a decrease in bank indebtedness of $68.2 million.

On September 3, 2003, the Corporation entered into a new four-year Loan and Security Agreement providing financing under a revolving credit facility equal to the lesser of $200 million and a borrowing base determined by the agreement. Unused availability under the revolving credit facility at December 31, 2003 was $125 million compared to $68 million under the previous credit facility at December 31, 2002. The Corporation is required to maintain a minimum availability of $25 million.

TRADE

On January 9, 2004, the Canadian International Trade Tribunal (CITT) determined that certain hot rolled carbon steel plate and high strength low alloy steel plate originating in or exported from Bulgaria, the Czech Republic and Romania have caused material injury to the domestic industry. As a result of the injury finding, dumping duties will be applied to imports from these countries.

During 2004, anti dumping findings in place covering plate, hot rolled sheet and cold rolled sheet from a number of countries are scheduled to expire. At the request of the Canadian producers, the CITT has initiated reviews of all three findings. The plate review will be completed by mid-May 2004, the hot rolled sheet review by the end of June 2004 and the cold rolled sheet review by late August 2004.

OUTLOOK

Steel markets in North America are strong due to: the strength in global markets and particularly China; a weaker U.S. dollar combined with an increase in ocean freight rates which discourages imports; and a general recovery in the manufacturing sector. Price increases have been announced for the first quarter. The benefit of higher prices is expected to be partially offset by higher costs for sourcing of raw materials.

The Corporation has commenced a three-year project with Exiros, a member of the Techint Group, to identify and implement cost savings through improved purchasing and operating practices. The Techint Group is a $9 billion U.S. global company headquartered in Buenos Aires, Argentina which operates a number of seamless pipe and flat rolled steel plants throughout the world.

The Board of Directors has approved a revised capital management program for the No. 7 Blast Furnace which is designed to avoid a planned outage in April and further defer the reline until 2010. Total spending between 2004 and 2010 is estimated at $52 million with a portion of this outlay expected to reduce the reline cost in 2010.

/s/ Denis Turcotte	/s/ Benjamin Duster
Denis Turcotte President and Chief Executive Officer	Benjamin Duster Chairman of the Board

Sault Ste. Marie, Ontario February 4, 2004

Algoma Steel Inc. 2003 Fourth Quarter Report	Page 4

Algoma Steel Inc.
Consolidated Statements of Income (Loss) and Retained Earnings (Deficit) (Unaudited) (millions of Canadian dollars - except per share amounts)

	Three months Ended December 31 2003	Twelve months Ended December 31 2003	Three months Ended December 31 2002	Eleven months Ended December 31 2002	One month Ended January 31 2002
					Pre-reorganization (Notes 1,2)
			[Restated]	[Restated]
Sales	$ 253.2	$ 1,080.0	$ 273.2	$ 1,031.4	$ 83.6

Operating expenses
Cost of sales	213.7	966.5	245.6	866.6	85.2
Administrative and selling	10.6	46.0	9.7	36.3	3.1
Depreciation and amortization	11.7	54.9	12.7	52.1	5.8

	236.0	1,067.4	268.0	955.0	94.1

Income (loss) from operations	17.2	12.6	5.2	76.4	(10.5)
Financial expense (income)
Interest on long-term debt (note 5)	4.6	19.6	5.5	20.3	-
Foreign exchange (gain) loss	(7.4)	(40.0)	(0.5)	0.2	(2.3)
Other interest	0.9	6.5	3.0	11.3	7.6

	(1.9)	(13.9)	8.0	31.8	5.3

Other income	0.3	0.3	-	-	-

Income (loss) before the following	19.4	26.8	(2.8)	44.6	(15.8)
Loss on disposal of joint venture interest (note 8)	-	-	-	-	(6.8)
Reorganization expenses	-	-	-	-	(3.3)

Income (loss) before income taxes	19.4	26.8	(2.8)	44.6	(25.9)
Provision for income taxes (note 10)	9.3	18.4	1.3	28.1	0.2

Net income (loss)	$ 10.1	$ 8.4	$ (4.1)	$ 16.5	$ (26.1)

Net income (loss) per common share (note 7)
Basic	$ 0.42	$ 0.33	$ (0.18)	$ 0.72	$ (0.49)

Diluted	$ 0.33	$ 0.27	$ (0.18)	$ 0.56	$ (0.49)

Weighted average number of common
shares outstanding - millions (note 7)
Basic	24.08	24.00	23.89	22.18	53.65

Diluted	30.46	30.55	30.08	30.04	53.65

Retained earnings (deficit)
Balance, beginning of period	$ 13.7	$ 15.9	$ 20.1	$ -	$(264.6)
Net income (loss)	10.1	8.4	(4.1)	16.5	(26.1)
Accretion of equity component of convertible debt	(0.1)	(0.6)	(0.1)	(0.6)	-
Fresh start adjustment (note 1)	-	-	-	-	290.7

Balance, end of period	$ 23.7	$ 23.7	$ 15.9	$ 15.9	$ -

SUPPLEMENTAL NON-FINANCIAL INFORMATION
Operations (thousands of net tons)
Raw steel production	622	2,445	563	2,230	186
Steel shipments	512	2,170	464	1,942	194

See accompanying notes.

Algoma Steel Inc. 2003 Fourth Quarter Report	Page 5

Algoma Steel Inc.

Consolidated Balance Sheets (Unaudited) (millions of Canadian dollars)

	December 31 2003	December 31 2002
		[Restated]
Current assets
Marketable securities	$ 0.2	$ -
Accounts receivable	134.2	154.3
Inventories	210.8	271.4
Prepaid expenses	9.8	19.0
Capital assets held for sale (note 11)	12.0	-

	367.0	444.7

Capital assets, net	653.2	684.8
Capital assets held for sale (note 11)	1.7	-
Deferred charges	4.2	2.3

Total assets	$1,026.1	$1,131.8

Current liabilities
Bank indebtedness (note 4)	$ 20.4	$ 88.5
Accounts payable and accrued liabilities	91.1	87.4
Accrued interest on long-term debt (note 5)	8.9	20.0
Income and other taxes payable	8.0	4.7
Accrued pension liability and post-employment benefit obligation	29.5	28.7
Current portion of term loan (note 4)	-	29.0

	157.9	258.3

Long-term debt (note 5)	164.4	200.6
Accrued pension liability and post-employment benefit obligation	314.8	311.2
Other long-term liabilities	18.9	16.8

	498.1	528.6

Shareholders’ equity
Share capital (notes 6 & 7)	214.8	214.1
Convertible long-term debt (note 5)	19.5	19.3
Contributed surplus (note 3)	112.1	95.6
Retained earnings	23.7	15.9

	370.1	344.9

Total liabilities and shareholders’ equity	$1,026.1	$1,131.8

See accompanying notes.

Algoma Steel Inc. 2003 Fourth Quarter Report	Page 6

Algoma Steel Inc.

Consolidated Statements of Cash Flows(Unaudited) (millions of Canadian dollars)
	Three months Ended December 31 2003	Twelve months Ended December 31 2003	Three months Ended December 31 2002	Eleven months Ended December 31 2002	One month Ended January 31 2002
			[Restated]	[Restated]	Pre-reorganization (Notes 1,2)
Cash provided by (used in)
Operating activities
Net income (loss)	$ 10.1	$ 8.4	$ (4.1)	$ 16.5	$(26.1)
Adjust for items not affecting cash:
Depreciation and amortization	11.7	54.9	12.7	52.1	5.8
Future income tax expense (note 10)	8.9	16.2	0.8	26.0	-
Exchange gain on long-term debt
and accrued interest	(7.5)	(39.5)	(1.5)	(1.3)	(1.9)
Loss on disposal of joint venture interest (note 8)	-	-	-	-	6.8
Other	0.4	26.7	9.6	34.0	(2.6)

	23.6	66.7	17.5	127.3	(18.0)
Changes in operating working capital	(9.9)	86.7	(49.4)	(102.1)	49.0

	13.7	153.4	(31.9)	25.2	31.0

Investing activities
Capital asset expenditures	(9.4)	(36.8)	(10.5)	(24.6)	(1.3)

Financing activities
Proceeds (repayment) of term loan (note 4)	-	(29.0)	(10.4)	(21.0)	50.0
Payment of deferred interest on long-term
debt (note 5)	(16.4)	(16.4)	-	-	-
Increase (decrease) in other long-term liabilities	(0.3)	1.6	-	-	-
Financing expense	-	(4.6)	-	-	-
Increase (decrease) in bank indebtedness	12.4	(68.2)	52.8	20.4	(79.7)

	(4.3)	(116.6)	42.4	(0.6)	(29.7)

Cash and cash equivalents
Change during the period	-	-	-	-	-
Balance, beginning of period	-	-	-	-	-

Balance, end of period	$ -	$ -	$ -	$ -	$ -

See accompanying notes.

Algoma Steel Inc. 2003 Fourth Quarter Report	Page 7

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited) (millions of Canadian dollars)

1.	Financial reorganization

As a result of a financial reorganization on January 29, 2002, the Corporation’s assets and liabilities were comprehensively revalued using the principles of fresh start accounting as required under Canadian generally accepted accounting principles (“GAAP”). For accounting purposes the Corporation has used an effective date of January 31, 2002. Under fresh start accounting, all assets and liabilities were revalued at estimated fair values. In order to establish the fresh start balance sheet, an equity value of $300 million was calculated based on the net present value of estimated future free cash flows reduced by bank indebtedness, long-term debt and pension and post-employment obligations. The Corporation’s previous Board of Directors passed a resolution setting the stated capital of the new common shares issued under the reorganization at $10 per share based upon the calculated equity value. The book values of the assets and liabilities at January 31, 2002 approximated their fair values, with the exception of capital assets and the pension and post-employment benefit obligations. The fair values of the pension and post-employment obligations were determined by an independent actuary. The fair value of the capital assets was calculated as the excess of the equity value and liabilities over the fair value of the remaining assets. The revaluation adjustment of $441.4 million and the $290.7 million deficit were classified as contributed surplus, resulting in a net increase of $150.7 million.

2.	Basis of presentation and accounting policies

Management is required to make estimates and assumptions that affect the amounts reported in the interim financial statements. Management believes that the estimates are reasonable, however, actual results could differ from these estimates. The interim financial statements do not conform in all respects to the disclosure requirements of Canadian GAAP for annual financial statements and should therefore be read in conjunction with the Corporation’s 2002 Annual Report.

The interim financial statements have been prepared on a “going concern” basis that assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. These interim financial statements do not reflect any adjustments that would be necessary if the “going concern” assumption was not appropriate. The Corporation is dependent upon a strong North American steel market and improving financial results. The outcome of these matters is not determinable at this time.

Comparative financial information for the month of January 2002 is required under securities legislation and may be of limited interest to readers of these interim financial statements. In reviewing the comparative information readers are reminded that the information does not reflect the effects of the financial reorganization or the application of fresh start accounting.

Certain items in the December 31, 2002 consolidated balance sheet have been reclassified to conform to the presentation adopted in the current period.

3.	Accounting change

As at December 31, 2002 and for the three and eleven month periods ending December 31, 2002, the Corporation recognized the benefit of tax assets that arose prior to the financial reorganization as a reduction of the provision for income taxes. Canadian GAAP requires that the benefit be treated as an adjustment to contributed surplus. Accordingly, the Corporation has restated the 2002 amounts by increasing the provision for income taxes and contributed surplus by $0.8 million for the three months ending December 31, 2002 and $26.0 million for the eleven months ending December 31, 2002. Further, the basic and diluted earnings per common share is reduced from $(0.14) to $(0.18) and $(0.14) to $(0.18), respectively for the three months ending December 31, 2002 and from $1.89 to $0.72 and $1.42 to $0.56, respectively for the eleven months ending December 31, 2002. This adjustment has no effect on cash or ending shareholders’ equity.

Algoma Steel Inc. 2003 Fourth Quarter Report	Page 8

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited) (millions of Canadian dollars)

4.	Banking facilities

On September 3, 2003, the Corporation entered into a new Loan and Security Agreement (“Agreement”). The Agreement provides the Corporation with a revolving credit facility (“Revolving Facility”) with financing equal to the lesser of $200 million and a borrowing base determined by the levels of the Corporation’s accounts receivable and inventories less certain reserves. At December 31, 2003 there was $125 million of unused availability under the Revolving Facility after taking into account $34 million of outstanding letters of credit. Under the previous banking agreement, at December 31, 2002 there was $68 million of availability with $26 million of letters of credit. The Corporation is required to maintain a minimum availability of $25 million. The Revolving Facility matures on September 3, 2007 and is collateralized by a first charge on accounts receivable and inventories. Borrowings can be made in either Canadian or United States (U.S) funds at rates fluctuating between 1.0% and 1.75% above either the Canadian prime bank rate or the U.S. base rate or, at the Corporation’s option, at rates fluctuating between 2.0% and 2.75% over bankers’ acceptance rate or London interbank offering rate (“LIBOR”).

The amount owing on the previous Term Facility at December 31, 2002 of $29 million was repaid during the year ended December 31, 2003.

5.	Long-term debt

	December 31 2003	December 31 2002
Secured 11% Notes maturing December 31, 2009
principal value U.S. $125 million (a)	$162.1	$197.2
Secured 1% convertible Notes maturing December 31, 2030
principal value U.S. $38 million (b)	2.3	3.4

	164.4	200.6
Less: current portion	-	-

	$164.4	$200.6

(a)	The 11% Notes are redeemable after 2005 at a declining premium ranging from 105.5% of principal in 2006 to 101.4% in 2008. Mandatory redemptions of U.S. $12.5 million per year are required commencing December 31, 2007 with the balance payable at maturity. Interest for 2002 and the first half of 2003 was paid on December 31, 2003. Interest for the second half of 2003 has been accrued and will be paid on June 30, 2004. After 2003, interest will be paid semi-annually on June 30 and December 31 of each year. The 11% Notes are collateralized by a first charge on capital assets, subject to collateral on the Revolving Facility (note 4), and a second charge on other assets.

(b)	The 1% Notes have the same collateral and interest accrual and payment terms as the 11% Notes. These Notes are convertible into common shares at the holder’s option at a conversion price per share of $10 (“Conversion Price”). After December 31, 2002, the Corporation may convert all or any part of the principal amount at the Conversion Price if the average trading price of the common shares exceeds 125% of the Conversion Price for 30 consecutive trading days, or at any time after December 31, 2009. For conversion purposes the exchange rate to be used is U.S. $1.00 = CDN $1.60. As required by Canadian GAAP, the 1% Notes are separated into debt and equity components in the consolidated balance sheets. The present value of the interest payments up to and including 2009 are presented as debt. The present value of the principal payment in 2030 and interest for the period 2010 through 2030 plus the value ascribed to the holder conversion option are presented as equity. All present value amounts were determined using an 11% discount rate.

During the twelve months ended December 31, 2003, U.S. $0.7 million principal value of 1% Notes were converted at the holders’ option into 0.1 million common shares resulting in $0.4 million of the equity component and $0.1 million of the debt component being transferred to share capital.

Algoma Steel Inc. 2003 Fourth Quarter Report	Page 9

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited) (millions of Canadian dollars)

6.	Share capital

Authorized - Unlimited common shares

The following table summarizes the share capital transactions since January 31, 2002 in millions of shares and dollars:

			Common Shares
	Stock Options		To Be Issued		Issued and Outstanding
	# Options	Ascribed Value	# Shares	Stated Capital	# Shares	Stated Capital
Balance at January 31, 2002	4.0	$ 40.0	16.0	$ 160.0	-	$ -
Issued pursuant to Plan of Arrangement to:
First Mortgage Note holders			(15.0)	(150.0)	15.0	150.0
Unsecured creditors			(1.0)	(10.0)	1.0	10.0
Stock options exercised by employees	(4.0	(40.0)			4.0	40.0
Conversion of long-term debt (note 4(b))					3.8	13.7
Shares issued as employee compensation					-	0.2
Directors’ Share Award Plan (note 8):
Shares granted			-	0.2
Shares issued			-	(0.1)	-	0.1

Balance at December 31, 2002	-	$ -	-	$ 0.1	23.8	$ 214.0
Conversion of long-term debt (note 4(b))					0.1	0.5
Stock options granted (note 8)	0.3	0.3
Directors’ Share Award Plan (note 8):
Shares granted			0.1	0.2
Shares issued			(0.1)	(0.2)	0.1	0.2

Balance at December 31, 2003	0.3	$ 0.3	-	$ 0.1	24.0	$ 214.7

7.	Earnings per share

Basic net income (loss) per common share is calculated by adjusting reported net income (loss) by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes. Diluted net income (loss) per common share assumes the dilutive effect of the conversion of the 1% convertible Notes at the Conversion Price (note 5) and the exercising of any share options and restricted share units (note 9).

Algoma Steel Inc. 2003 Fourth Quarter Report	Page 10

Algoma Steel Inc.

Notes to Interim Consolidated Financial Statements (Unaudited) (millions of Canadian dollars)

7.	Earnings per share (continued)

	Three months Ended December 31 2003	Twelve months Ended December 31 2003	Three months Ended December 31 2002	Eleven months Ended December 31 2002
Basic
Net income (loss)	$ 10.1	$ 8.4	$ (4.1)	$ 16.5
Convertible long-term debt - net charge to retained earnings	(0.1)	(0.6)	(0.1)	(0.6)

Net income attributable to common shareholders	$ 10.0	$ 7.8	$ (4.2)	$ 15.9

Diluted
Net income (loss)	$ 10.1	$ 8.4	$ (4.1)	$ 16.5
Convertible long-term debt - net charge (inclusion) in income	-	(0.3)	-	0.3

Net income (loss) attributable to common shareholders	$ 10.1	$ 8.1	$ (4.1)	$ 16.8

Basic weighted average number of common shares outstanding	24.08	24.00	23.89	22.18
Common shares issued on the assumed conversion of convertible
long-term debt and exercising of stock options	6.38	6.55	6.19	7.86

Diluted weighted average number of common shares
outstanding	30.46	30.55	30.08	30.04

In calculating the basic weighted average number of common shares outstanding for the eleven months ended December 31, 2002, the 16 million common shares issued to the holders of the First Mortgage Notes and the unsecured creditors were assumed to have been issued on February 1, 2002, and the 4 million shares issued to employees were included as of February 12, 2002.

8.	Disposition of joint venture interest

In January 2002, the Corporation’s wholly-owned U.S. subsidiary, Cannelton Iron Ore Company (“CIOC”), completed an agreement with Cleveland-Cliffs Inc. (“Cliffs”) to transfer CIOC’s 45% interest in the Tilden Mining Company L.C. (“Tilden”) in exchange for the assumption by Cliffs of CIOC’s share of Tilden’s liabilities and no cash consideration. As part of this arrangement, the Corporation has entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore at market prices. If the Corporation defaults under the supply agreement prior to December 31, 2008, then 50% of the liabilities assumed by Cliffs will revert back to CIOC and the Corporation. These assumed liabilities may include contingent obligations, such as environmental costs, that are not reflected in Tilden’s financial statements.

9.	Stock-based compensation plans

The Corporation uses the fair value method to account for awards granted under its stock-based compensation plans. The compensation expense recognized for all awards granted under these plans for the three and twelve month periods ended December 31, 2003 was $0.08 million and $0.47 million, respectively.

Share Award Plan

The plan permits the Corporation, at its option, to award common shares to eligible directors as a component of their compensation. The Corporation accrues for this compensation based on the fair market value of the shares granted. Any shares awarded are issued quarterly. During the year ended December 31, 2003, 84,087 shares were awarded with an average fair market value of $2.72 per share, including 13,642 shares awarded with an average fair market value of $4.51 per share in the fourth quarter. The maximum number of shares that may be issued pursuant to the terms of the plan shall not exceed 500,000 common shares.

Algoma Steel Inc. 2003 Fourth Quarter Report	Page 11

Algoma Steel Inc.

Notes to Interim Consolidated Financial Statements (Unaudited) (millions of Canadian dollars)

9.	Stock-based compensation plans (continued)

Share Option Plan

In May 2003, the Corporation’s shareholders approved the creation of a Share Option Plan that permits the Corporation, at its option, to award common share options to senior management and directors. The Corporation has reserved 2 million common shares for issuance under the plan. The exercise price of a share option may not be less than the market value of the common shares on the date of the grant. The options have a term not exceeding ten years and may not be exercised until the third anniversary of the date granted. Additional plan details are outlined in the Corporation’s Management Information Circular dated March 28, 2003. There were no options granted in the fourth quarter. During the second quarter, 260,777 options were granted with a weighted average exercise price of $1.78 per share. Options for 123,112 shares vested on the grant-date with the remainder vesting on the first, second and third anniversary dates. The estimated weighted average fair value of the options of $1.08 per share was determined using the Black-Scholes model with the following assumptions:

Expected time until exercise	5 years
Risk-free interest rate	4%
Expected volatility in stock price	70%
Expected dividend yield	0%

Restricted Share Unit Plan

In May 2003, the Corporation’s shareholders approved the creation of a Restricted Share Unit Plan that permits the Corporation, at its option, to award restricted share units to senior management and directors. A restricted share unit vests on the grant date and entitles the participant to one common share to be issued from treasury on the third anniversary. The Corporation has reserved 1 million common shares for issuance under the plan. Additional plan details are outlined in the Corporation’s Management Information Circular dated March 28, 2003. There were no restricted share units granted in the fourth quarter. During the second quarter the Corporation granted 27,300 restricted share units with a grant-date fair value of $1.67 per unit.

10.	Income taxes

The Corporation’s effective income tax rate is higher than its statutory manufacturing and processing rate of 33% primarily due to the following factors: the benefit of tax items that arose prior to the application of fresh start accounting is recorded through contributed surplus; and a valuation allowance has been taken against future tax assets arising in periods after the application of fresh start accounting.

The Corporation’s income tax loss carryforwards were reduced by approximately $180 million under the financial reorganization as a result of debts being discharged for less than their principal amount. Federal and Ontario non-capital loss carryforwards at December 31, 2003 are estimated to be $76 million and $195 million, respectively, the benefit of which has not been recognized in the financial statements. The Corporation’s estimate of non-capital loss carryforwards has not been reviewed by the Canada Customs and Revenue Agency and may be subject to change. Any future benefit recognized in respect of these non-capital losses will result in an increase to contributed surplus (note 3).

11.	Capital assets held for sale

The Corporation has signed an agreement of purchase and sale dated September 2, 2003 for the sale of its tube manufacturing facilities. The net realizable value from the sale is expected to approximate $12 million, which is the book value of the assets.

The Corporation also has an agreement to sell some excess land. The net realizable value from the sale is expected to approximate $1.7 million, which is the book value of the land.

Both sales are expected to be completed in the first quarter of 2004.

Algoma Steel Inc. 2003 Fourth Quarter Report	Page 12

CORPORATE AND INVESTOR INFORMATION

Corporate Head Office

Algoma Steel Inc.
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4
Tel: 705-945-2351
Fax: 705-945-2203
Internet Address: www.algoma.com
E-mail Address: alglib@soonet.ca

Trustee, Paying Agent and Registrar

Share Transfer Agent	Trustee, Paying Agent and Registrar for 11% and 1% Notes

Computershare Trust Company of Canada	Wilmington Trust Company
Shareholders Services	Rodney Square North
100 University Avenue, 9th Floor	1100 North Market Street
Toronto, Ontario	Wilmington, Delaware
M5J 2Y1	19890
Tel:416-981-9500	Tel: 302-636-6023
Fax:416-981-9800	Fax: 302-636-4143